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                            October 14, 2022

       Lainie Minnick
       Chief Financial Officer
       Ares Real Estate Income Trust Inc.
       One Tabor Center
       1200 Seventeenth Street, Suite 2900
       Denver, CO 80202

                                                        Re: Ares Real Estate
Income Trust Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 14,
2022
                                                            File No. 000-52596

       Dear Lainie Minnick:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Additional Measures of Performance
       Net Income and NOI, page 75

   1. We note that your disclosure under this heading references the reconciliation on page 72, which appears to be in
the form of a full non-GAAP income statement. In future periodic filings, to avoid a
non-GAAP prominence issue, please include a reconciliation that begins with the most directly
comparable GAAP measure, which appears to be Net income, and reconciles down to NOI.
Refer to Question 102.10 of the Non-GAAP Financial Measures
                                                        Compliance and
Disclosure Interpretations.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lainie Minnick
Ares Real Estate Income Trust Inc.
October 14, 2022
Page 2

       You may contact William Demarest, Staff Accountant at 202-551-3432 or
Isaac
Esquivel, Staff Accountant at 202-551-3395 with any questions.



                                                        Sincerely,
FirstName LastNameLainie Minnick
                                                        Division of Corporation
Finance
Comapany NameAres Real Estate Income Trust Inc.
                                                        Office of Real Estate &
Construction
October 14, 2022 Page 2
cc:       Christopher Stambaugh
FirstName LastName